Mail Stop 3561

January 8, 2010

Mr. Stuart Ehrlich
Chief Executive Officer
Quamtel, Inc.
14911 Quorum Drive, Suite 140
Dallas, TX 75254

Re: Quamtel, Inc.
Form 10-K/A for Fiscal Year Ended October 31, 2008
Form 10-Q/A for Fiscal Quarter Ended June 30, 2009
Form 8-K/A dated July 28, 2009
Form 10-Q for the Fiscal Quarter Ended September 30, 2009
File No. 000-31757

Dear Mr. Ehrlich:

We have completed our review of your Form 10-K and related filings and have no
further comments at this time.

Sincerely,

Andrew Mew
Accounting Branch Chief